

**DIVISION OF
CORPORATION FINANCE**


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010


Mail Stop 7010

July 24, 2006

Mr. Thomas M. Urban
Synagro Technologies, Inc
1800 Bering
Suite 1000
Houston, Texas 77057

> **RE:** **Synagro Technologies Inc.**
> **Form 8-K Item 4.01**
> **Filed July 19, 2006**
> **File No. 1-32531**

Dear Mr. Urban:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note that PricewaterhouseCoopers LLP ("PwC") has declined to stand for re-appointment. Please note that, at such time PwC has completed its procedures for the interim period ended June 30, 2006 and their relationship with you has actually ended, an additional Item 4.01 Form 8-K will be required. The Form 8-K should address all of the disclosures required by Item 304 of Regulation S-K and an updated letter from the former accountant, filed as Exhibit 16, should be provided along with the filing. An Item 4.01 Form 8-K will also be required when you engage a new accountant. Please confirm to us your intentions in this regard.


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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3747.

Sincerely,

Patricia Armelin
Staff Accountant